Q77(e) (Legal Proceedings)

On May 8, 2015, a putative class action complaint (Mark
Youngers v. Virtus Investment Partners, Inc. et al.)
alleging violations of certain provisions of the federal securities laws was filed in the United States
District Court for the Central District of California.
The complaint, which was purportedly filed on behalf of purchasers of certain Virtus Funds previously subadvised by F-Squared between May 8, 2010 and December 22, 2014, inclusive (the "Class Period"), alleged claims against Virtus, certain Virtus officers and affiliates (including the Funds' investment adviser, Euclid Advisors LLC and VP Distributors, LLC), the trustees and certain officers of the Trust, and certain other parties (the "defendants"). The complaint alleges that during the Class Period the defendants disseminated materially false and misleading statements and concealed or omitted material facts necessary to make the statements made not misleading. On October 1, 2015, the plaintiff filed a First Amended Class Action
Complaint which, among other things, added a derivative claim for breach of fiduciary duty on behalf of the Trust. On October 19, 2015, the United States District
Court for the Central District of California entered an order transferring the action to the Southern District of New York. On January 4, 2016, Plaintiffs filed a
Second Amended Complaint. Motions to dismiss were filed on behalf of Virtus, its officers and affiliates and the independent trustees on February 1, 2016. An
Opinion & Order ("Order") granting in part and denying in part the defendants' motions to dismiss was issued on July 1, 2016. The Order dismissed all claims against VIA, Euclid, the independent trustees and certain of the other individual defendants and narrowed the claims asserted against the remaining defendants.
The remaining defendants filed an Answer to the Second
Amended Complaint on August 5, 2016. The defendants filed a motion to certify an interlocutory appeal of the July 1, 2016 order to the Court of Appeals for the Second Circuit on August 26, 2016. Oral argument on the motion is scheduled for October 7, 2016. Virtus and its affiliates, including the Funds' adviser, believe that the suit has no basis in law or fact and intend to defend it vigorously. The Trust believes that the risk of loss to the Funds as a result of this suit is remote. The adviser does not believe that the suit will have any impact on its ability to provide services to the Funds.